Exhibit 99.1

24 October 2003	James Hardie Industries N.V
ARBN 097 829 895
Incorporated in The Netherlands
The liability of members is limited

Level 3, 22 Pitt Street
The Manager	Sydney NSW 2000 Australia
Company Announcements Office
Australian Stock Exchange Limited	Telephone (02) 8274 5305
20 Bridge Street	Fax (02) 8274 5218
SYDNEY NSW 2000
GPO Box 3935
Sydney NSW 2001 Australia

Dear Sir/Madam

James Hardie will conduct a management briefing of its 2nd Quarter and Half Year Results on Thursday, 13 November 2003 in Sydney and on Friday, 14 November 2003 in Melbourne.

The management briefing in Sydney will be held in the Thomas Keneally Room, Sydney Harbour Marriott, 30 Pitt Street, Sydney. The briefing will commence at 11.00am. A teleconference and audio webcast will also be available on the following:

Domestic: 03 8660 4908
International: +61 3 8660 4908
URL: http://203.89.254.86/JamesHardie

The management briefing in Melbourne will be held in Room IV, The Westin Melbourne, 205 Collins Street, Melbourne due to commence at 11.00am.

Yours faithfully

/s/ Greg Baxter

Greg Baxter
Executive Vice President